
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form C

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
This Form C-AR is being submitted under the temporary final rules in response to the COVID-19 Pandemic. Company was unable to prepare its report and accompanying financials due to its business interruptions during the months of March-May.
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Issuer Information

Name of issuer
Salsa God LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    November 5, 2014

Physical address of issuer
802 Ninth Ave #3D, New York, NY 10019

Website of issuer
www.salsagod.com

Current number of employees
Salsa God has 1 full-time employee.

Annual Report Disclosure Requirements

	Most recent fiscal year-end 2019	Prior fiscal year-end 2018
Total Assets	$192,925	$81,172
Cash & Cash Equivalents	$23,969	$17,199
Accounts Receivable	$112,874	$38,083
Short-term Debt	$128,219	$68,313
Long-term Debt	$86,667	$5,000
Revenues/Sales	$531,244	$308,845
Cost of Goods Sold	$385,866	$252,456
Taxes Paid	$0	$0
Net Income	-$148,195	-$56,507

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C, together with the Offering Statement and its exhibits, to be signed on its behalf by the duly authorized undersigned.
The issuer also certifies that the attached financial statements are true and complete in all material respects.

Salsa God LLC, a Delaware limited liability company

By: /s/Erik D. Mayans

Name: Erik D. Mayans

Title: CEO, Managing Member

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

By: /s/Erik D. Mayans

Name: Erik D. Mayans

Title: CEO, Managing Member

Table of Contents

Exhibit A - Offering Statement

Of

Salsa God LLC

June 12, 2020

A CROWDFUNDING INVESTMENT INVOLVES SUBSTANTIAL RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF SALSA GOD AND OF THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

THE US SECURITIES AND EXCHANGE COMMISSION (THE "SEC") DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THIS OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

THIS DISCLOSURE DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, SALSA GOD, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO SALSA GOD'S MANAGEMENT. WHEN USED IN THIS DISCLOSURE DOCUMENT AND THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT," AND OTHER SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT THE CURRENT VIEWS OF MANAGEMENT WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE DIFFERENT ACTIONS OR DIFFERENT RESULTS THAT MATERIALLY DIFFER FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Summary

About Form C

Updates
Updates on the status of this Offering may be found at: https://www.republic.co/salsagod.

About this Form C
You should rely only on the information contained in this Form C. Salsa God has not authorized anyone to provide you with information different from that contained in this Form C. Salsa God is offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. The business, financial condition, results of operations, and prospects of Salsa God may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Salsa God will provide the opportunity to ask questions of and receive answers from management of Salsa God concerning terms and conditions of the Offering, Salsa God, or any other relevant matters and additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C, with its exhibits, does not purport to contain all the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of Salsa God contained in this document are based on information believed to be reliable. No warranty is made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. Salsa God does not expect to update or otherwise revise this Form C or other materials supplied with it. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described in this document and may not be reproduced or used for any other purpose.

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and of the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits in their entirety.

Salsa God LLC is a limited liability company formed in the State of Delaware on November 5, 2014.

Salsa God is located at 802 Ninth Ave #3D, New York, NY 10019, where it conducts business affairs

Salsa God's website is www.salsagod.com

A description of Salsa God's products, services, and business plan may be found on Salsa God's profile page on OpenDeal Portal LLC, d/b/a Republic's website at https://www.republic.co/salsagod and is attached as EXHIBIT C

Eligibility

Salsa God certifies that all of the following statements are TRUE:

(1)   Salsa God is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2)   Salsa God is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act")(15 U.S.C. 78m or 780(d));

(3)   Salsa God is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment Company by section 3(b) or section 3(c) of that Act (15 U.S.C 80a-3(b) or 80a-3(c));

(4)   Salsa God is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C 77d(a)(6)) as a result of a disqualification as specified in section 227.503(a);

(5)   Salsa God has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the 2 years immediately preceding the filing of this Form C; and

(6)   Salsa God has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure
Salsa God is not subject to any Bad Act or Disqualifications under any relevant United States securities laws.

Salsa God has discretion to alter the use of proceeds upon the following circumstances or events: economic conditions that alter the general marketing or general working capital requirements to adhere to Salsa God's business plan and liquidity requirements. Salsa God will notify investors if a decision to materially change the use of proceeds is made during the course of the Offering.

Risk Factors

The SEC requires Salsa God to identify the risks that are specific to its business and financial condition. Salsa God is still subject to all the same risks that all companies in business and all companies in the economy are exposed to. These include risks related to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to Salsa God's Business and Industry

Salsa God has a Limited operating history upon which you can evaluate Salsa God's performance, and accordingly, Salsa God's prospects must be considered in light of the risks that any new company encounters
Salsa God is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be evaluated considering the problems, expenses, difficulties, complications, and delays usually encountered by companies in their early stages of development. Salsa God may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount Salsa God is attempting to raise in this Offering may not be enough to sustain its current business plan
To achieve Salsa God's near and the long-term goals, Salsa God may need to procure funds in addition to the amount raised in the Offering. There is no guarantee that Salsa God will be able to raise such funds on acceptable terms or at all. If Salsa God is unable to raise sufficient capital in the future, it may not be able to execute its business plan, its continued operations may be in jeopardy, and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or any portion of his or her investment.

Salsa God relies upon other companies to provide goods and services for its products and services
Salsa God depends on suppliers and subcontractors to meet its contractual obligations to its customers and conduct its operations. Salsa God's ability to meet its obligations to its customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of Salsa God's products and services may be adversely impacted if companies to whom we delegate the

manufacture of major components or certain services for our products and services, or from whom we acquire such items, do not provide components or services which meet the required specifications and perform to its customers' expectations. Salsa God's suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations or regulatory requirements including international requirements. The risk of these adverse effects may be greater in circumstances where Salsa God relies on only one or 2 subcontractors or suppliers for a particular component, product, or service.

Salsa God is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies
Salsa God may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes-Oxley act of 2002. As a privately held (nonpublic) company, Salsa God is currently not the subject of the Sarbanes-Oxley act, and its financial and disclosure controls and procedures reflect its status as a development stage, nonpublic company. There can be no guarantee that there are no significant deficiencies or material weakness in the quality of Salsa God's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to Salsa God of such compliance could be substantial and could have a material adverse effect on Salsa God's results of operations.

Salsa God may implement new lines of business or new products or services within existing lines of business
As an early stage Company, Salsa God may implement new lines of business at any time, which creates substantial risks and uncertainties associated with such efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of businesses or new products and services, Salsa God may invest significant time and resources. Initial timetables for the introduction and development of new lines of business or new products or services may not be achieved, and price and profitability targets may not prove feasible. Salsa God may not be successful in introducing new products or services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, Salsa God could lose business, could be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, Salsa God's business, financial condition, or results of operations may be adversely affected.

Salsa God may not be able to retain or hire key management and employees
The success of and ability to implement Salsa God's business plan depends upon the continued contributions of key management. Loss of the services of certain of these individuals would have a material adverse effect. In addition, as Salsa God continues to execute its business plan, it will require hiring additional qualified management and personnel. There is no guarantee that Salsa God will be able to attract such personnel, the failure to do so could result in loss of business or impairment of Salsa God's financial condition.

Salsa God relies on 3rd parties to provide technology and merchant services
Salsa God relies on 3rd parties to provide certain technology and merchant services, which includes web hosting providers, cloud computing providers, and payment processing providers. Disruptions to these third-party services might cause system interruptions, delays, loss of critical data, increased costs, and could diminish Salsa God's reputation and brand.

Intellectual property claims
Salsa God does not believe that any of its products or services infringe upon the intellectual property rights of others in any material respect. However, there can be no assurance or guarantee that third parties will not claim infringement with respect to current or future products, services, or activities. Any infringement claim, either with or without merit, could result in substantial costs and diversion of management and financial resources, and it could, therefore, have a material adverse effect on Salsa God's business and operations.

Collection of customer data
Salsa God may collect personal information from its customers and other third parties. While Salsa God takes steps to protect this data, there is a risk that the data could become compromised. Additionally, Salsa God may now or in the future become subject to various privacy regulations and laws in the jurisdictions in which it operates now or will operate in the future. Further, Salsa God may rely on third-party companies and service providers to assist with collecting and storing data. This exposes Salsa God to potential risk if those third parties have a potential breach or otherwise violate privacy regulations and laws.

Profitability & Runway

Salsa God does not expect to achieve profitability until after 2020. In that year, management believes it would be profitable but-for slotting fees. The Company has sufficient liquid assets to continue operations over the next 12 months without this Offering. If the target offering amount is reached, the Company is projected to have sufficient assets to continue operations for the next 2-5 years.

Exclusivity Agreements
Salsa God has a five-year exclusivity agreement with a major customer that prohibits Salsa God from selling shelf stable salsas to other retailers within the State of Texas (excluding El Paso) and from selling shelf stable salsas on third-party e-commerce platforms nationwide. The exclusivity agreement does not prohibit sales on Salsa products on www.salsagod.com or from selling any non-shelf stable salsa or other food product within the State of Texas. This customer may prohibit certain sales of shelf stable salsa from occurring within the State of Texas and may limit its own purchases with Salsa God in the future.

BUSINESS

Description of the Business

Salsa God owns the Salsa God brand and sells Salsa God branded food products. Salsa God earns revenue from selling Salsa God products to distributors, direct to large retail grocery store chains and direct to consumers via e-commerce platforms (Salsa God is setting up Amazon for the Chips & Salsa Combo Pack and expects to be live in the near future). Salsa God is expanding its sales channel to include the Convenience Channel ("C-Stores"). C-Stores include stores such as 7-Eleven, Wawa, Circle K, etc. Salsa God also sells its products internationally. Currently, Salsa God is exporting to Australia and has held meetings with retail buyers and distributors that conduct business activities following countries: Brazil, Canada, Colombia, El Salvador, Germany, the Netherlands, New Zealand and Panama.

Salsa God's Products and Services

Salsa God is a better-for-you snack brand food company that focuses on Mexican foods. Salsa God currently sells a line of restaurant-style Mexican salsas and a single-serve Chips & Salsa Combo Pack.

Product	Description	Current Market
Salsas	Restaurant-style salsa that is a better-for-you snack	Large national US distributors, some international distributors, and direct to some supermarkets
Chips and Salsa Combo Pack	Grab & Go, Single Serve Chips & Salsa Combo Pack	Salsa God is optimistic that it will be able to obtain 5,000 points of distribution in the first year after launch and to begin selling in the Convenience Store Space (7 Eleven, Wawa, Circle K, Etc.)

Competition

The CPG food industry is very competitive. Large CPG companies are struggling to achieve consistent organic sales growth. There has been a marked shift from the large brands to upstart and/or emerging brands, and Salsa God has been able to capitalize on this and the consumer shift to healthier foods. Key competitors in the space are Tostitos, owned by PepsiCo, Inc.; Pace, owned by Campbell Soup Company and Frontera Salsa, owned by Conagra Brands Inc. Each of the listed Key Competitors are extremely well-funded, and the combined revenues of the listed Key Competitors make up more than 50% of the annual U.S. dollar sales of the domestic shelf-stable salsa market.

Customers

In the U.S. and in Australia, sales and merchandising activities are conducted through our sales force and/or third-party brokers and distribution partners. Salsa God products are generally resold to consumers through retail food chains, mass merchandisers, convenience stores, drug stores, e-commerce and other retail and commercial establishments.

Salsa God's primary customers in the U.S. are large, national and regional distributors including KeHE Distributors, LLC, United Natural Foods Inc (UNFI), DPI Specialty Foods, Inc. and Better and Best Corporation doing business as Avenue Gourmet, and H-E-B, L.P., the parent company of the H-E-B grocery store chain. Salsa God's primary customers in Australia are distributors including Real Foods Australia Pty Ltd and PTB Consulting Pty Ltd doing business as USAFoods.com.au.

Supply Chain

Salsa God's line of shelf stable salsas is manufactured by one of the top 20 salsa brands in the U.S. by annual unit volume. Salsa God's management believes that this supplier has sufficient spare capacity to continue to act as Salsa God's shelf stable salsa contract manufacturer for the foreseeable future. Salsa God's Chips & Salsa Combo Pack is manufactured by two companies. Salsa God's management believes that it will be able to obtain salsa cups for use in the Combo Pack from its supplier for the foreseeable future and that its supplier for tortilla chips will be able to meet projected demand for a minimum of the next two years.

Intellectual Property

Salsa God owns two registered trademarks. Trademark 5473893 consists of the stacked words "SALSA GOD" using a stylized letter "O" represented by a skull. Trademark 5688694 consists of a standard character mark of the words "Salsa God."

Governmental/Regulatory Approval and Compliance

Salsa God is not aware of any unique regulatory requirements it faces.

Litigation

There is no actual litigation to which Salsa God is currently a party, and Salsa God is not aware of any pending litigation against it.

CONTROLLING MEMBERS

The Members of Salsa God with voting rights have the authority to manage and direct the operations of Salsa God by a majority vote. Erik Daniel Mayans has control of the majority of the voting units and thus has effective control of Salsa God.

Controlling Members/Managers

Name	Positions and Offices Held at Salsa God	Principal Occupation and Employment Responsibilities for the Past 3 Years
Erik Daniel (Danny) Mayans	Danny has acted as the President/CEO (Chief Amigo) and Managing Member of Salsa God since its formation in 2014	Danny has served as Salsa God's President/CEO over the past three years.

Erik Daniel (Danny) Mayans
Danny Mayans is the Chief Executive Officer and Managing Member of Salsa God. He has held both roles from the date of formation of the Company until the present date and plans to continue in both roles. Previously, Danny amassed over nearly a decade of experience advising financial institutions, multinational companies, startups, entrepreneurs and affluent individuals in key business areas including legal, regulatory, compliance, capital structure, international strategies and mergers and acquisitions. Danny previously worked in finance in Mergers & Acquisitions advising companies in the Consumer, Digital Media and Healthcare industries and in Structured Finance Capital Markets. Prior to working in finance, Danny worked as an attorney engaged in broad-based corporate practice with an emphasis on securities-related matters advising publicly-traded companies in connection with corporate governance and general securities law compliance, including periodic reporting, proxy statements and shareholders' meetings and disclosure matters. Danny is an attorney admitted to practice in the State of New York and before the Supreme Court of the United States of America. From 2013 until 2017, he was a Certified Financial Analyst Charterholder. He earned an MBA from HEC Paris in 2012, was awarded a J.D. from Georgetown University in 2006 and graduated with a B.A. from the University of Texas in 2003.

Indemnification
Salsa God is authorized to indemnify its controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines, and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits, or proceedings involving such person, except in certain circumstances where a person is adjudged

to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Current number of employees
Salsa God has:
- 1 full-time employees
- 0 part-time employees
- 0 contractors

CAPITALIZATION AND OWNERSHIP

Capitalization

Below are the securities and classes of securities that are authorized and outstanding:

Class of Security	Authorized	Outstanding	Voting Rights	Par Value
Common Units	150,000	111,575.76	Yes	N/A
Nonvoting Units	10,000	0	No	N/A
Preferred Units	100,000	0	Yes	N/A

Each class of security above has the rights, privileges, obligations, liabilities, and preferences as stated in Salsa God's limited liability company agreement, as amended. There are no substantive differences at present between Common Units and Preferred Units. They have the same voting rights and no distribution preferences. Nonvoting Units have no right to vote. The Members could, in the future, alter the rights and preferences of any Class of Units.

In addition, Salsa God has the following convertible securities outstanding:

Date	Security Type	Amount Outstanding
December 31, 2017	SAFE	$86,947
February 7, 2020	Crowd SAFE	$316,096

The 2017 SAFE calls for a conversion upon an Equity Financing, which, for the purpose of this paragraph, means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells an amount of Preferred Units equal to or exceeding $250,000.00 within a continuous period of time not exceeding sixty (60) calendar days at a fixed pre-money valuation.

Holders of the 2017 SAFE were offered an early conversion upon the subscription of an equal amount of equity in 2018 or 2019. Holders of $53,000 of the 2017 SAFE agreed to convert their 2017 SAFE into Common Units.

Salsa God has the following outstanding debt:

Date Loan Received	Amount Outstanding	Lender	Interest Rate	Maturity Date	Current
June 2018	$5,000	Kiva Microfunds	0%	May 2021	Yes
July 2019	$85,000	T.D. Bank	7.04%	N/A	Yes
April 2020	$20,000	T.D. Bank	1%	May 2022	Yes
June 2020	$74,500	SBA EIDL	3.75%	June 2050	Yes

Ownership

Below is a list of the beneficial owners of at least 20% of Salsa God's outstanding voting equity securities, calculated on the basis of voting power:

Name	Number and type/class of security held	Percentage Ownership
Erik Daniel Mayans	100,001 of Common Units	90%

Previous Securities Offerings
Salsa God has made the following securities offerings in the past 3 years:

Date	Exemption	Security Type	Amount Raised	Use of Proceeds
September 30, 2016	Section 4(a)(2)	SAFE	$50,000	Operations and Working Capital
December 31, 2017	Section 4(a)(2)	SAFE	$139,947	Operations and Working Capital
June 30, 2018	Section 4(a)(2)	Common Units	$56,500	Operations and Working Capital
December 30, 2018	Section 4(a)(2)	Common Units	$16,500	Operations and Working Capital
April 30, 2019	Section 4(a)(2)	Common Units	$36,100	Operations and Working Capital
February 18, 2020	Reg CF	Crowd SAFE	$316,096	Operations and Working Capital

FINANCIAL INFORMATION

Financial information for Salsa God can be found on the cover page of this Form C, in this section, and attached as Exhibit C.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time Salsa God may engage in transactions with related persons, which is defined as any director or officer of Salsa God; any person who is the beneficial owner of 10% or more of Salsa God's outstanding voting equity securities, calculated on the basis of voting power; any promoter of Salsa God; any immediate family member of any of the preceding persons; or any entity controlled by any such person or persons.

Salsa God has entered into the following related person transactions:

Periodic Loans
Erik Daniel "Danny" Mayans has, from time to time, financed portions of the business's operations by making purchases with his own accounts. At all times these transactions and payments were considered by both Danny and Salsa God to be a loan from Danny to Salsa God. Salsa God has repaid or will repay Danny for these amounts. As of June 11, 2020, the amount outstanding has been fully repaid.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP, AND SALE OF THE PURCHASER'S SECURITIES, AND POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICES, SALSA GOD INFORMS YOU THAT ANY TAX STATEMENTS IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERENAL REVENUE CODE. ANY TAX STATEMENT CONCERNING UNITED STATES FEDERAL TAXES WAS GIVEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL PURCHASERS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN SALSA GOD, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM SALSA GOD TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE POSSIBLE IMPACT OF STATE AND LOCAL TAXES.

EXHIBIT B
Disclaimers

There are significant risks and uncertainties associated with an investment in Salsa God and the Securities. The Securities offered are not publicly traded and are subject to transfer restrictions. There is no public market for the Securities and one may never develop. An investment in Salsa God is highly speculative. The Securities should not be purchased by anyone who cannot bear the financial risk of this investment for an indefinite period of time and who cannot afford the loss of their entire investment. Prospective Purchasers should read carefully the section of this Form C entitled "Risk Factors."

THE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL PURCHASERS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY SALSA GOD WILL AFFORD PROSPECTIVE PURCHASERS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM SALSA GOD AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND SALSA GOD. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY SALSA GOD.

PROSPECTIVE PURCHASERS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE PURCHASER'S PARTICULAR FINANCIAL SITUATION. EACH PURCHASER SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, INVESTMENT, AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PURCHASERS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION PURCHASERS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. SALSA GOD RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give Salsa God's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions Salsa God has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond Salsa God's control) and assumptions. Although Salsa God believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, Salsa God's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by Salsa God in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause Salsa God's actual operating and financial performance to differ may emerge from time to time, and it is not possible for Salsa God to predict all of them. Salsa God undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

EXHIBIT C

Financials

SALSA GOD, LLC

Unaudited Financial Statements for the

Years Ended December 31, 2019 and 2018


SALSA GOD, LLC
BALANCE SHEET
As of December 31, 2019, and 2018
(Unaudited)


	2019	2018
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 23,969	$ 17,199
Accounts receivable	112,874	38,083
Inventory	36,565	12,887
Prepaid expenses	14,547	6,411
Total Current Assets	187,955	74,580
Non-Current Assets:		
Website, net	3,245	4,867
Trademark	1,725	1,725
Total Non-Current Assets	4,970	6,592
TOTAL ASSETS	$ 192,925	$ 81,172
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities		
Accounts payable	$ 115,386	$ 57,569
Deferred salary	9,500	0
Notes payable, current	3,333	10,744
Total Current Liabilities	128,219	68,313
Long-Term Liabilities		
Line of credit	85,000	0
Long-term notes payable	1,667	5,000
Total Long-Term Liabilities	86,667	5.000
TOTAL LIABILITIES	214,886	73,313
Members' Capital		
Members' Capital	232,418	172,418
Additional paid-in capital- SAFE	175,322	116,947
Accumulated equity (deficit)	(429,701)	(281,506)
Total Members' Capital	(21,961)	7,859
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 192,925	$ 81,172

'


SALSA GOD, LLC
STATEMENT OF OPERATIONS
For the Years Ended December 31, 2019 and 2018
(Unaudited)


	2019	2018
Revenues		
Revenue	$ 531,244	$ 308,845
Cost of Goods Sold	385,866	252,456
Gross Profit (Loss)	145,378	56,389
Operating Expenses:		
General and administrative	168,958	76,451
Sales and marketing	106,440	26,173
Amortization expense	1,622	0
Total Operating Expenses	277,020	102,624
Gain (Loss) from operations	(131,642)	(46,235)
Other Income (Expense):		
Interest Expense	16,553	10,272
Total Other Expense	16,553	10,272
Net Income (Loss)	$ (148,195)	$ (56,507)

SALSA GOD, LLC
STATEMENT OF MEMBERS' CAPITAL
For the Years Ended December 31, 2019 and 2018
(Unaudited)

	Common Units	Member Capital	Additional Paid-In Capital-SAFE	Accumulated Equity (Deficit)	Total Members' Capital
Balance as of January 1, 2018	105,001	$ 90,284	$ 139,947	$ (224,999)	$ 5,232
Issuance of common units	2,695	59,134	0	0	59,134
Conversion of SAFEs to common units	1,208	23,000	(23,000)	0	0
Net Income (Loss)	0	0	0	(56,507)	(56,507)
Balance as of December 31, 2018	108,904	172,418	116,947	(281,506)	7,859
Issuance of common units	1,311	30,000	0	0	82,134
Conversion of SAFEs to common units	1,361	30,000	(30,000)	0	0
Issuance of SAFEs		0	88,375	0	88,375
Net Income (Loss)	0	0	0	(148,195)	(148,195)
Balance as of December 31, 2019	111,576	$ 232,418	$ 175,322	$ (429,701)	$ (21,961)

SALSA GOD, LLC
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2019 and 2018
(Unaudited)

	2019	2018
Cash Flows from Operating Activities		
Net Income (Loss)	$ (148,195)	$ (56,507)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	1,622	0
Changes in operating assets and liabilities:		
(Increase) Decrease in accounts receivable	(74,791)	(27,472)
(Increase) Decrease in inventory	(23,678)	(816)
(Increase) Decrease in prepaid expenses	(8,136)	4,659
Increase (Decrease) in accounts payable	57,817	23,914
Increase (Decrease) in deferred salary	9,500	0
Net Cash Used In Operating Activities	(185,861)	(56,222)
Cash Flows from Investing Activities		
Website development purchases	0	(4,867)
Net Cash Used In Investing Activities	0	(4,867)
Cash Flows from Financing Activities		
Borrowings from notes payables, net of repayments	(10,744)	14,911
Proceeds from line of credit	85,000	0
Issuance of SAFEs	88,375	0
Issuance of common units	30,000	59,134
Net Cash Provided by Financing Activities	192,631	74,045
Net Change in Cash and Cash Equivalents	6,770	12,956
Cash and Cash Equivalents at Beginning of Period	17,199	4,243
Cash and Cash Equivalents at End of Period	$ 23,969	$ 17,199
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 16,553	$ 10,272
Cash paid for income taxes	0	0
Supplemental Disclosure of Non-Cash Financing Activities		
Conversion of SAFEs	$ 30,000	$ 23,000

SALSA GOD, LLC
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2018 and 2017
(Unaudited)

NOTE 1 - NATURE OF OPERATIONS

Salsa God, LLC (which may be referred to as the "Company", "we," "us," or "our") formed on November 5, 2014 ("Inception") in the State of Delaware. Salsa God produces and distributes Hispanic products including restaurant-style salsas and tortilla chips to distributors and in store retailers and through online sales. Our salsas are always made with lime juice instead of vinegar, and never contain any artificial ingredients or artificial preservatives.

The Company's headquarters are in New York, New York. The Company began operations is 2014 and began incurring expenses in 2014.

Since Inception, the Company has relied on the issuance of stock and incurring debt to fund its operations. As of December 31, 2019, the Company had an accumulated deficit and will likely incur additional losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 10). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign and funds from revenue producing. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. See Going Concern (Note 10) for add

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019, and 2018 the Company had $23,969 and $17,199 of cash on hand, respectively.

Intellectual Property – Trademark

The Company capitalized expenses related to trademarks, as the Company expects to maintain the use of its trademarks. The Company believes that the trademark has an indefinite life and therefore there is no amortization recorded in the Statement of Operations.

Property and Equipment - Website

Property and equipment, which includes computer equipment and internally developed software, are stated at cost. Property and equipment under capital leases are stated at the present value of minimum lease payments. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, *Accounting for Costs of Computer Software Developed or Obtained for Internal Use*, the Company has capitalized external direct costs of material and services developed or obtained for these projects directly associated with these projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the respective assets which the Company estimates the useful lives to be three years for office computers, three years for the Company website and five years internally developed software.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment as of December 31, 2019.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with generally accepted accounting principles, which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

Revenue is recognized when the orders are delivered to the customer if "Vendor Delivered" or when picked up by the customer from the Company warehouse. As of December 31, 2019, the Company had no deferred revenue.

Accounts Receivable

Accounts receivable are written off when they are deemed to be uncollectible. Any allowance for doubtful accounts is estimated based on the Company's historical amounts written off, existing conditions in the industry, and the financial stability of the customer. The Company believes that all accounts receivable is collectible as of December 31, 2019 and no allowance is required.

Advertising

The Company expenses advertising costs as they are incurred.

Stock Based Compensation

Stock-based compensation expense reflects the fair value of stock-based awards measured at the grant date and recognized over the relevant vesting period. The Company estimates the fair value of each stock-based award on the measurement date using the Black-Scholes option valuation model which incorporates assumptions as to stock price volatility, the expected life of the options, risk-free interest rate and dividend yield.

Reclassification of Prior Year Presentation

Certain prior year amounts have been reclassified for consistency with current year presentation. These reclassifications have no impact on the reported results of operations.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020, and early adoption is permitted based on the original effective date of December 15, 2018. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 - PROPERTY AND EQUIPMENT - Website

Property and equipment as of December 31, 2019 and 2018 consisted of the following:

		2019		2018
Website	$	4,867	$	4,867
Less accumulated depreciation and amortization		(1,622)		0
	$	3,245	$	4,867

NOTE 4 – Debt

Line of Credit

In July 2019, the Company entered into a promissory note in the principal amount of $85,000 with a maturity date of July 2, 2029. Interest payments are due monthly and principal payments are due beginning on August 2, 2024. The loan is secured by the assets of the Company. The interest rate is prime plus 3.79%. As of December 31, 2019, the interest rate was 8.54%. Borrowings under the line of credit are subject to certain covenants and restrictions on indebtedness and dividend payments.

Notes Payable

As of December 31, 2019, the Company had an outstanding loan with Kiva Microfunds collateralized by inventory, trade receivables, equipment and intangibles of the Company. The APR is 0% and the loan matures in June 2021. The balance of the loan as of December 31, 2019 was $5,000 of which $3,333 is payable during 2019 and the remaining $1,667 is payable during 2020. The balance of the loan as of December 31, 2018 was $8,333.

During the years ended December 31, 2019 and 2018, the Company has entered into various notes payable debt with Kabbage, Inc that provide for available borrowings at an APR ranging between 29.65% and 34.27%. All borrowings are collateralized by inventory, trade receivables, equipment and intangibles of the Company. Amounts outstanding on the line totaled $0 and $7,411 as of December 31, 2019 and 2018, respectively.

NOTE 5 – INCOME TAX PROVISION

The Company has filed its income tax return for the year ended December 31, 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 6 – MEMBERS' CAPITAL

Member contributions

Members contributed $59,134 and $30,000 to the Company in exchange for 2,695 and 1,311 common units for the years ended December 31, 2019 and 2018, respectively.

Simple Agreements for Future Equity

Conversion

During the years ended December 31, 2019 and 2018, the Company converted $30,000 and $23,000 of Simple Agreements for Future Equity ("SAFEs") into 1,361 and 1,208 common units, respectively.

Completed Crowdfunded Offering

During the year ended December 31, 2019, the Company sold $88,375 of Simple Agreements for Future Equity ("SAFEs") (the "Crowdfunded Offering"). The Crowdfunded Offering was made through OpenDeal Inc., (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary received a 6% commission fee and 2% of the securities issued in this offering.

Upon each future equity financing (an "Equity Financing"), the SAFEs are convertible at the option of the Company, into CF Shadow Units, which are securities identical to those issued in the Equity Financing except they do not have the right to vote on any matters except as required by law, they must vote in accordance with the majority of the investors in the Equity Financing with respect to any such required vote and they are not entitled to any inspection or information rights (other than those contemplated by Regulation Crowdfunding). The Company has no obligation to convert the Securities in any future financing.

If the Company elects to convert the SAFEs, the Company will issue to the investor a number of shares of the CF Shadow Units of preferred stock sold in the Equity Financing. The number of shares of the CF Shadow Units of such preferred stock issued shall equal the quotient obtained by dividing the amount paid by the investors by the either the SAFE price (valuation cap of $6,000,000 divided by the fully diluted capitalization of the Company) or the discount price (price at which the preferred units are sold times 80%) whichever generates the highest number of equities ("Conversion Price").

NOTE 7 – STOCK-BASED COMPENSATION

As of December 31, 2019, the company did not have a stock-based compensation.

NOTE 8 – RELATED-PARTY TRANSACTIONS

During the year ended December 31, 2019 and 2018, respectively, the founder received $47,433 and $19,650 in compensation including health benefits. Contributions or withdrawals that are not considered compensation from the Company by the founder have been and will be accounted for on the balance sheet under "Members' Capital." As of December 31, 2019, the founder was owed $9,500 in deferred salary which is shown on the balance sheet in a liability account titled "Deferred Salary."

NOTE 9 –COMMITMENTS AND CONTINGENCIES

The Company does not lease space as of December 31, 2019.

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 10 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2014 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 11 – SUBSEQUENT EVENTS

Completed Crowdfunded Offering

In March 2020, the Company completed the offering of $316,096 of SAFEs. The Company received $88,375 of the proceeds from this sale during the year ended December 31, 209 (see Note 6). The remaining net proceeds totaling $199,000 was received during February and March of 2020. The Crowdfunded Offering was made through OpenDeal Inc., (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary received a 6% commission fee and 2% of the securities issued in this offering.

Upon each future equity financing (an "Equity Financing"), the SAFEs are convertible at the option of the Company, into CF Shadow Units, which are securities identical to those issued in the Equity Financing except they do not have the right to vote on any matters except as required by law, they must vote in accordance with the majority of the investors in the Equity Financing with respect to any such required vote and they are not entitled to any inspection or information rights (other than those contemplated by Regulation Crowdfunding). The Company has no obligation to convert the Securities in any future financing.

If the Company elects to convert the SAFEs, the Company will issue to the investor a number of shares of the CF Shadow Units of preferred stock sold in the Equity Financing. The number of shares of the CF Shadow Units of such preferred stock issued shall equal the quotient obtained by dividing the amount paid by the investors by the either the SAFE price (valuation cap of $6,000,000 divided by the fully diluted capitalization of the Company) or the discount price (price at which the preferred units are sold times 80%) whichever generates the highest number of equities ("Conversion Price").

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Management's Evaluation

Management has evaluated subsequent events through June 9, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.